Exhibit 10.64
Compensation Arrangements For Non-Management Directors
Annual Retainer and Meeting Fees
During 2010, each of our non-management directors received an annual retainer of $67,500. Effective April 21, 2010, the annual retainer was increased to $70,000. In addition, each of our non-management directors received $1,500 for each Board and Board Committee meeting attended. The Chairs of the Committee on Governance and the Financial Policy Committee each received an annual retainer of $6,875 for serving as the Committee Chair, the Chair of the Compensation Committee received an annual retainer of $8,750 and the Chair of the Audit Review Committee received an annual retainer of $13,750. Effective April 21, 2010, the Committee Chair annual retainers were increased to $15,000 for the Audit Review Committee, $10,000 for the Compensation Committee and $7,500 for the Committee on Governance and the Financial Policy Committee.
Outside Directors’ Deferral Plan
Non-management Directors may elect to defer annual retainer and meeting fees under the Outside Directors’ Deferral Plan. The Outside Directors’ Deferral Plan permits non-management Directors to elect to defer a portion or all of the annual retainer and meeting fees into either a phantom share account or a cash account. Amounts deferred into the phantom share account accrue dividend equivalents, and amounts deferred into the cash account accrue interest at the prime rate. The plan provides that amounts deferred into the phantom share account are paid out in shares of Company Common Stock, and amounts deferred into the cash account are paid out in cash, in each case following termination of service as a Director in either a single lump sum, five annual installments or ten annual installments.
Directors’ Phantom Share Plan
Each non-management Director serving as a Director in April 2010 received an annual grant of phantom shares under the Outside Director Phantom Share Plan equal in value to $90,000. Dividend equivalents accrue on all phantom shares credited to a Director’s account. All phantom shares are fully vested on the date of grant. Following termination of service as a Director, the cash value of the vested number of phantom shares will be paid to each Director in either a single lump sum, five annual installments or ten annual installments. The value of each phantom share is determined on the relevant date by the fair market value of Company Common Stock (as defined in the plan). The amount of the annual grant of phantom shares will be increased to $110,000 starting in April 2011.

Directors’ Retirement Plan
One of the Company’s non-management Directors (Mr. Rankin) participates in the 1982 Directors’ Retirement Plan, which was terminated in 1995. The plan provided that, upon retirement from the Board of Directors after reaching the age of 55 with at least ten years of service as a Director, any non-management Director would be entitled to receive an annual amount equal to the annual retainer in effect at retirement. A retiring Director who had reached age 55 and served for at least five but less than ten years would be entitled to a reduced amount equal to 50% of the annual retainer in effect at retirement, plus 10% of such annual retainer for each additional year of service (rounded to the nearest whole year) up to ten. Under the transition provisions of the plan, upon his retirement Mr. Rankin will be entitled to receive an annual amount under the plan equal to 70% of the annual retainer in effect at retirement.
Other
Non-management Directors are reimbursed for actual expenses incurred in the performance of their services as Directors, including continuing education programs and seminars and, in most instances, provided with travel via Company-provided private aircraft to Board of Directors and committee meetings. The Company also provides each non-management Director with $250,000 in business travel accident insurance coverage.